UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

(X)         Annual Report pursuant to Section 15(d) of The Securities Exchange Act of 1934.
For the fiscal year ended December 31, 2006.

or

( )           Transition Report pursuant to Section 15(d) of The Securities Exchange Act of 1934.
For the transition period from ______________ to ___________.

Commission file number 1-3492

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Halliburton Savings Plan
10200 Bellaire Blvd.
Building 91, Room 2NE18
Houston, TX 77072

B.           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Halliburton Company
(a Delaware Corporation)
75-2677995
140l McKinney, Suite 2400
Houston, Texas 77010

Telephone Number  –  (713) 759-2600

Required Information

The following financial statements prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, signature and exhibit are filed for the Halliburton Savings Plan:

Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Plan Benefits – December 31, 2006 and 2005

Statement of Changes in Net Assets Available for Plan Benefits – Year ended December 31, 2006

Notes to Financial Statements – December 31, 2006 and 2005

Supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2006

Signature

Exhibit

Consent of Harper & Pearson Company, P.C. (Exhibit 23.1)

HALLIBURTON SAVINGS PLAN
Table of Contents

Page

Financial Statements

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Plan Benefits
December 31, 2006 and 2005	2

Statement of Changes in Net Assets Available for Plan Benefits
Year ended December 31, 2006	3

Notes to Financial Statements
December 31, 2006 and 2005	4-14

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006	15

Schedules not listed above are omitted because of the absence of conditions under which they are required under the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Report of Independent Registered Public Accounting Firm

To the Benefits Committee of
Halliburton Savings Plan
Houston, Texas

We have audited the accompanying statements of net assets available for plan benefits of the Halliburton Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2006.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2006 and 2005, and the changes in its net assets available for plan benefits for the year ended December 31, 2006 in conformity with generally accepted accounting principles in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Harper & Pearson Company, P.C.

Houston, Texas
June 19, 2007

HALLIBURTON SAVINGS PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2006 and 2005

	2006	2005
Assets
Investments:
Cash and cash equivalents	$4,448	$2,077
Plan’s interest in Master Trust at fair value (see Note 2)	4,089,758	3,805,411
Participant loans	97,696	85,180
Total investments	4,191,902	3,892,668

Net assets available for plan benefits at fair value	4,191,902	3,892,668
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(4,597)	(5,073)

Net assets available for plan benefits	$4,187,305	$3,887,595

See accompanying notes to financial statements.

HALLIBURTON SAVINGS PLAN
Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 31, 2006

Additions:
Investment income, net:
Plan’s interest in Master Trust investment gain	$385,754
Interest on loans to participants	6,354
Total investment income	392,108
Contributions:
Company, net of forfeitures	63,046
Plan participants	91,688
Rollovers	8,442
Total contributions	163,176

TOTAL ADDITIONS	555,284

Deductions:
Benefits paid to participants	247,239
Investment management fees and administrative expenses	8,335
TOTAL DEDUCTIONS	255,574

NET INCREASE	299,710

NET ASSETS AVAILABLE FOR PLAN BENEFITS
Beginning of year	3,887,595

End of year	$4,187,305

See accompanying notes to financial statements.

HALLIBURTON SAVINGS PLAN
Notes to Financial Statements
December 31, 2006 and 2005

(1)	Description of the Plan

The Halliburton Savings Plan (the “Plan”) is a defined contribution plan maintained for the benefit of certain qualified employees of Halliburton Company and certain subsidiaries (the “Company”).  The Plan was established in accordance with Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (“IRC”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The following description of the Plan provides only general information. Participants should refer to the plan document or summary plan description for a more complete description of the Plan’s provisions.

(a)	Eligibility

Employees of the Company are eligible for participation in the Plan upon completion of three months of service except those who are among the following ineligible populations: (1) nonresident aliens with no earned income from the Company from sources within the United States; (2) employees who are eligible to participate in any other 401(k) plan of the Company or a member of its controlled group; (3) leased employees or independent contractors as defined in the plan document; (4) employees covered by a collective bargaining agreement unless the Company has specifically extended the participation to the employee group, or (5) employees employed by an operation located in Puerto Rico.  The Company has specifically extended participation to certain employee groups covered by a collective bargaining agreement with the Bentonite (Colony) Union representing the majority of the collective bargaining members in the Plan.

(b)	Contributions

Participants may elect to contribute to the tax deferred savings and/or after tax savings features of the Plan through periodic payroll deductions.  Participants may contribute up to 25% of their eligible earnings on a pre-tax basis and up to another 25% of their eligible earnings on an after-tax basis.  The total amount of a participant’s tax deferred savings contributions was limited to $15,000 for 2006 and the 2006 limit for eligible earnings was $220,000.  Any contributions in excess of the $15,000 limit are automatically made to the participant’s after-tax account.  The Company makes matching contributions and fixed company contributions to certain groups of participants based on separate formulas set forth in the collective bargaining agreements as defined in the plan document.

Participants who are age 50 or older before the close of the Plan year may elect to make a catch-up contribution, subject to certain limitations under the IRC ($5,000 per participant in 2006).

Employees are permitted to roll over balances held in other qualified plans or individual retirement accounts (“IRAs”) into the Plan, as specified in the plan document.

HALLIBURTON SAVINGS PLAN
Notes to Financial Statements
December 31, 2006 and 2005

(c)	Plan Accounts

The Company has entered into a master trust agreement known as the Halliburton Company Employee Benefit Master Trust (the “Master Trust”).  The Master Trust was established for the collective investment of certain defined contribution and defined benefit plans sponsored by the Company or its affiliates.  The Plan maintains a clearing account, which invests in a short term investment fund to facilitate the payment of benefits and receipt of contributions to the Plan.

(d)	Investment Elections and Transfers

Contributions and participant account balances may be directed to one of thirteen funds or a combination of funds.  The assets of the funds are held in the Master Trust (See Note 3).  Participants may direct up to a maximum of 15 percent of their contributions to the Halliburton Stock Fund (“HSF”) (See Note 7).

The Plan allows participants to make daily transfers of their account balances among the funds subject to the Plan’s investment transfer policy.  The amount of the transfer may be all or any portion of the participant’s account balance.

Effective January 1, 2006, the Plan adopted a new investment transfer policy which places waiting periods on transfers and reallocations into and out of all of the investment funds.  If a participant makes a transfer or fund reallocation out of a fund other than the Stable Value Premixed Portfolio, the participant cannot transfer money into that same fund for up to twenty calendar days.  If funds are transferred or reallocated into the Stable Value Premixed Portfolio, the number of units that the money represents on the day of the transfer or reallocation transaction is locked in and cannot be transferred out of the Stable Value Premixed Portfolio for up to twenty calendar days.  Participants are permitted to reallocate or transfer money into the Stable Value Premixed Portfolio at any time.

(e)	Administration

The Halliburton Company Benefits Committee (the “Committee”) controls and manages the operation and administration of the Plan.  State Street Bank and Trust Company (“State Street”) is the Plan’s trustee and Hewitt Associates LLC is the record keeper.

(f)	Participant Loans

A participant may borrow from their vested account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (reduced by the highest outstanding loan balance in all Company sponsored plans in the prior twelve months) or 50% of their vested account balance.  A participant may not have more than one loan outstanding at any time.  Loans bear interest at the current prime rate plus 1% as published in the Wall Street Journal as of the first day of the month.  Loans must be repaid within five years (ten years for primary residence loans) through payroll deductions and are collateralized by the participant’s account balance.  If a participant fails to comply with the repayment terms of the loan, the Committee or its designee may deem such defaulted loans as a distribution when the loans are considered uncollectible from the participant.

HALLIBURTON SAVINGS PLAN
Notes to Financial Statements
December 31, 2006 and 2005

(g)	Vesting

Participants are immediately 100% vested in their tax deferred contributions, after-tax contributions, rollover contributions and the related earnings.  Generally, except as provided in the provisions of the plan document, the participant’s interest in the matching contributions and the related earnings shall become fully vested after the completion of five years of service.

Participants, who terminate before becoming fully vested, will forfeit the nonvested portion of their account balance in accordance with the terms of the Plan and collective bargaining agreement, as applicable.

Forfeitures are used to reduce future Company contributions.  The forfeiture amounts that were used to reduce Company contributions were $61,083 for the year ended December 31, 2006.  Forfeitures available to reduce future company matching contributions were $837 and $0 as of December 31, 2006 and 2005, respectively.

(h)	Distributions

Each participant or their designated beneficiaries may elect to receive a distribution upon retirement, termination, disability, or death.  Direct rollovers to an IRA or other eligible retirement plans are permitted.  All distributions are made in lump-sum amounts or in periodic installments, at the participant’s election.  Distributions from the HSF may be in the form of shares of stock or cash.

While employed, a participant may make one in-service withdrawal of $500 or more from his or her after-tax account during a plan year.  In-service withdrawals from all accounts under the Plan are also permitted upon attainment of age 59-1/2.  Further, in-service withdrawals from a participant’s pre-tax account, rollover account and after-tax account can be made in the event of a proven financial hardship, subject to limitations under the Plan.  Certain additional in-service withdrawals are permitted for account balances transferred from acquired company plans as defined in the Plan document.

(i)	Investment Earnings

Investment earnings on participants’ accounts are allocated proportionately based on their relative account balance in each investment fund.

(j)	Halliburton Stock Fund

Effective July 1, 2002, the HSF was converted into an Employee Stock Ownership Plan (“ESOP”).  The ESOP is designed to comply with Section 4975(e)(7) of the Internal Revenue Code and Section 407(d)(6) of ERISA.

HALLIBURTON SAVINGS PLAN
Notes to Financial Statements
December 31, 2006 and 2005

The ESOP has a dividend pass-through election whereby any cash dividends attributable to Halliburton Company common stock held by the ESOP are to be paid by the Company directly to the Trustee.  The participants may elect to receive the dividends in cash or reinvest it for more units of the HSF.  Any cash dividends received by the Trustee which are attributable to financed stock are to be used by the Trustee to make exempt loan payments until the exempt loan has been repaid in full.  During 2006 and 2005, there were no loans related to stock purchases.

Each participant is entitled to exercise voting rights attributable to the Halliburton Company Common Stock allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised.  The Trustee is not permitted to vote any allocated shares for which instructions have been given by a participant.  The Trustee is required, however, to vote those shares which have not been voted by Plan participants or beneficiaries.

(k)	Plan Termination

The Board of Directors of the Company may amend, modify, or terminate the Plan at any time.  The Chief Executive Officer of the Company may amend the Plan if such amendment does not have a significant cost impact on the Company or if the amendment is required to acquire or maintain the qualified status of the Plan.  No Plan termination is contemplated, but if it should occur, the accounts of all participants would immediately become fully vested and be paid in accordance with the terms of the Plan.

(2)	Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting in accordance with the generally accepted accounting principles in the United States of America.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by the FSP, the Statement of Net Assets Available for Plan Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

HALLIBURTON SAVINGS PLAN
Notes to Financial Statements
December 31, 2006 and 2005

The Plan has adopted the financial statement presentation and disclosure requirements effective December 31, 2006 and retroactively restated the Statement of Net Assets Available for Plan Benefits for the periods presented.  The effect of adopting the FSP had no impact on net assets which have been historically presented at contract value.

(b)	Valuation of Investments

The Plan invests in cash and cash equivalents and participant loans, which are held by the Trustee outside of the Master Trust.  Cash and cash equivalents are a short term investment fund which is valued at cost, which approximates fair value.  Participant loans are valued at cost, which approximates fair value.

The Plan’s proportionate interest in the Master Trust net assets (See Note 3) is presented at fair value with an adjustment from fair value to contract value for fully benefit-responsive investment contracts.

Cash equivalents, derivative financial instruments, stock securities, mutual funds, bonds and notes, and all other debt securities held within the Master Trust are presented at their quoted market value.  Common/collective trust funds are stated at the fair market value of the underlying securities.

The Master Trust’s investment in the Pooled Equity Fund and Pooled Fixed Income Fund represents the unitized values of certain equity managers’ accounts on a combined basis.  Each manager’s account is valued daily.  A unit price is calculated for each manager by dividing the total value of the manager’s account by the total number of units in existence for that manager.  Net income and realized/unrealized investment gains and losses by each manager are passed through to the investment options through the managers’ unit price.

The Stable Value Premixed Portfolio invests primarily in asset-backed contracts that are fully benefit-responsive.  These asset-backed contracts have two components: (1) a portfolio of securities or underlying assets and (2) a wrap contract.  These underlying assets, generally fixed income securities, are held by an independent trustee for the sole benefit of the Fund and a wrap contract is entered into for a fee with a financial institution to assure contract value liquidity for plan participant directed withdrawals, transfers or loans.  Pursuant to the contract, the issuer of the contract (wrap provider) undertakes to repay the principal amount deposited plus accrued interest less expenses to fund participant-directed withdrawals, transfers and loans.  The crediting rate of the asset-backed contract is a function of the relationship between the market value, yield and duration of the underlying assets versus the contract value.  If the positive adjustment for the portion of net assets attributable to fully benefit-responsive investment contracts from fair value to contract value increases, the crediting rate at the next reset date will be negatively impacted and vice versa.  Interest rate change is a key factor that can influence future crediting rates because it impacts the value, yield and duration of the underlying securities.  The contract rate is reset periodically by wrap providers and cannot be less than zero.

HALLIBURTON SAVINGS PLAN
Notes to Financial Statements
December 31, 2006 and 2005

The net weighted average yield earned on the Stable Value Premixed Portfolio, which is different from the interest rate credited to participants, by the entire fund for 2006 was 2.28% and for 2005 1.99%.  The net weighted interest rate credited to participants in the fund for 2006 was 5.03% and for 2005 was 4.79%.

All of the asset-backed contracts held by the Stable Value Premixed Portfolio are fully participating contracts. In a fully participating contract, the asset and liability risks may be transferred from the wrap provider to the Fund in the event of a termination or non-participant directed withdrawal, transfer or loan.  The risk of this event happening is not probable.  The wrap provider may terminate a fully benefit-responsive contract and settle at an amount different from the contract value if the wrap provider of the Fund is unable to meet the terms of the contract.

These investment funds are exposed to various risks, such as interest rate, market and credit.  Due to these risks, the amounts reported in the statements of net assets available for plan benefits could be materially affected in the near term.

(c)	Securities Transactions and Investment Income

The Plan records interest on cash and cash equivalents and participant loans held outside of the Master Trust when earned.  Purchases and sales of securities held outside the Master Trust are recorded on the trade-date basis.

Purchases and sales of securities in the Master Trust are also recorded on the trade-date basis.  Realized gains (losses) on investments sold and unrealized appreciation (depreciation) for investments of the Master Trust are combined and presented as Plan’s interest in Master Trust investment gain on the Statement of Changes in Net Assets Available for Plan Benefits.

In addition, investment income of the Master Trust includes interest, dividends, and other income. Interest income of the Master Trust investments is recorded when earned.  Dividends on the Master Trust investments are recorded on the ex-dividend date.

(d)	Administrative Expenses

All plan expenses, other than those elected to be paid by the Company, are paid by the Master Trust on behalf of the Plan.  Generally, trustee fees, recordkeeping fees, audit fees, and investment management fees, to the extent not elected to be paid by the Company, are paid from Master Trust assets and are charged to the plans participating in the Master Trust.  Expenses related to the direct management of the Master Trust are shared on an equitable basis by the participating plans.  Expenses specifically related to an individual plan, to the extent not paid by the Company, are charged to the assets of the Plan which incurred the charges.  In 2006, the Company elected to pay certain expenses specifically related to the Plan.  The total expenses paid by the Master Trust on behalf of the Plan were $8,335 for 2006 which is shown as a separate component of the Statement of Changes in Net Assets Available for Plan Benefits.

HALLIBURTON SAVINGS PLAN
Notes to Financial Statements
December 31, 2006 and 2005

(e)	Payment of Benefits

Benefits are recorded when paid.

(f)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

(3)	Investment Assets Held in the Master Trust

Certain assets of the Plan are combined with the assets of certain other benefit plans of affiliated companies in the Master Trust.  The assets of the Master Trust are segregated into thirteen funds in which the defined contribution plans may participate.  The combination of the plans’ assets is only for investment purposes and the plans continue to be operated under their current individual plan documents, as amended.

The Master Trust assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and certain administrative expenses) which can be specifically identified and allocated among all plans, in proportion to the fair value of the assets assigned to each plan, the income and expenses resulting from the collective investment of the assets.

The following is a summary of net assets as of December 31, 2006 and 2005, total investment income for the year ended December 31, 2006 and net appreciation (depreciation) by investment type for the year ended December 31, 2006 of the Master Trust (dollar amounts in thousands).  The Plan’s interests in the Master Trust’s net assets for the applicable periods (dollar amounts in thousands) are also presented.

HALLIBURTON SAVINGS PLAN
Notes to Financial Statements
December 31, 2006 and 2005

Net Assets	2006	2005
	(in 000’s)	(in 000’s)
Assets:
Investments -
Cash and equivalents	$193,438	$350,772
Derivatives	2,250	2,030
Collateral received for securities loaned	633,836	532,223
U.S. bonds and notes	1,798,436	1,842,616
Non-U.S. bonds and notes	124,491	135,349
Halliburton stock	340,449	378,906
Other U.S. stock	1,157,918	1,031,147
Non-U.S. stock	672,024	490,670
Common/collective trust funds	770,696	644,634
Mutual funds	262,876	228,965
Securities loaned -
U.S. bonds and notes	391,476	362,492
Other U.S. stock	188,831	127,777
Non-U.S. stock	43,566	31,518
Total investments	6,580,287	6,159,099
Receivables -
Receivables for investments sold	383,327	133,665
Dividends	2,516	2,036
Interest	22,913	17,740
Other	660	180
Total receivables	409,416	153,621
Total assets	6,989,703	6,312,720

Liabilities:
Payables for investments purchased	702,466	523,408
Obligation for collateral received for securities loaned	633,836	532,223
Other payables	7,209	8,358
Total liabilities	1,343,511	1,063,989
Net Assets at fair value	5,646,192	5,248,731
Adjustments from fair value to contract value for fully
benefit-responsive investment contracts	(19,494)	(22,852)
Net Assets	$5,626,698	$5,225,879
Plan’s interest in Master Trust net assets at fair value	$4,090	$3,805
Adjustments from fair value to contract value for fully
benefit-responsive investment contracts	(5)	(5)
Plan’s interest in Master Trust net assets	$4,085	$3,800
Plan’s percentage interest in Master Trust net assets	0.07%	0.07%

HALLIBURTON SAVINGS PLAN
Notes to Financial Statements
December 31, 2006 and 2005

Year ended
December 31,
Total Investment Income	2006
(in 000’s)
Net investment appreciation	$391,309
Investment income	179,141
Expenses	(19,689)
Total investment income	$550,761

Year ended
December 31,
Net Appreciation (Depreciation) by Investment Type	2006
(in 000’s)
Cash and equivalents	$546
Derivatives	(1,594)
U.S. bonds and notes	2,075
Non-U.S. bonds and notes	1,236
Halliburton stock	4,370
U.S. stock	152,055
Non-U.S. stock	137,004
Common/collective trust funds	77,076
Mutual funds	15,302
Other investments	3,239
Total appreciation	$391,309

The Master Trust makes use of several investment strategies involving limited use of derivative investments.  The Master Trust’s management, as a matter of policy and with risk management as their primary objective, monitors risk indicators such as duration and counter-party credit risk, both for the derivatives themselves and for the investment portfolios holding the derivatives.  Investment managers are allowed to use derivatives for such strategies as portfolio structuring, return enhancement, and hedging against deterioration of investment holdings from market and interest rate changes.  Derivatives are also used as a hedge against foreign currency fluctuations.  The Master Trust’s management does not allow investment managers for the Master Trust to use leveraging for any investment purchase.  Derivative investments are stated at estimated fair market values as determined by quoted market prices.  Gains and losses on such investments are included in the net investment appreciation of the Master Trust.

Certain investment managers of the Master Trust participate in a securities lending program administered by State Street.  The transfer of assets under State Street’s securities lending program are secured borrowings with pledge of collateral.  The fair market value of the securities loaned as of December 31, 2006 and 2005 was $623,872,552 and $521,786,769 respectively.  The cash and non-cash collateral received for securities loaned as of December 31, 2006 and 2005 was $633,836,151 and $532,223,051 respectively.  As of December 31, 2006 and 2005, none of the collateral received for securities loaned has been sold or repledged.

HALLIBURTON SAVINGS PLAN
Notes to Financial Statements
December 31, 2006 and 2005

(4)	Investments

The following table represents the fair value of individual investment funds held under the Master Trust which exceed 5% of the Plan’s net assets as of December 31, 2006 and 2005:

	2006	2005
Participation in Master Trust, at fair value:
Large Cap Value Fund	$1,308,651	$1,117,733
Halliburton Company Stock Fund	1,203,523	1,227,426
Stable Value Premixed Portfolio	409,626	406,442
S&P 500 Index Fund	365,071	311,997
Balanced Fund	319,743	319,532

(5)	Tax Status

The Internal Revenue Service informed the Company by a letter dated March 4, 2004, that the Plan and related trust were designed in accordance with the applicable provisions of the IRC.  The Plan has been amended since receiving the letter; however, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 2006 and 2005.

(6)	Related-Party Transactions

The Plan, through its participation in the Master Trust, may invest in investment securities issued and/or managed by the Trustee and asset managers.  Additionally, the Master Trust invests in Halliburton Company’s common stock through the HSF.  These entities are considered parties-in-interest to the Plan.  These transactions are covered by an exemption from the prohibited transaction provisions of ERISA and the IRC.

(7)	Subsequent Events

Effective January 1, 2007, the HSF was closed to new investments.  No further contributions or transfers into the HSF will be permitted.  Participants will have until December 31, 2009, to transfer all amounts out of the HSF.  Any amounts not transferred out of the HSF by the end of this sunset period will be liquidated and invested in an investment fund chosen by the Company.

HALLIBURTON SAVINGS PLAN
Notes to Financial Statements
December 31, 2006 and 2005

On February 26, 2007, the Company announced that its board of directors approved a plan under which Halliburton will dispose of its remaining interest in KBR, Inc. through a split-off exchange offer to Halliburton’s stockholders.  In this split-off exchange offer, Halliburton offered 135,627,000 shares of KBR common stock (“KBR Stock”) that it owned to Halliburton’s stockholders in exchange for shares of Halliburton common stock (“Halliburton Stock”) at an exchange ratio that was determined by a specified formula and pursuant to the terms and conditions set forth in a Form S-4 registration statement filed by KBR with the Securities and Exchange Commission (the “Exchange Offer”).  Following the offer period for the Exchange Offer (the “Tender Period”), during which time Halliburton stockholders could elect to tender their shares of Halliburton Stock for KBR Stock, Halliburton would distribute the shares of KBR Stock exchanged for the tendered shares of Halliburton Stock.

On March 29, 2007, pursuant to the terms and conditions of the Exchange Offer, the Company announced that the exchange ratio was set at the maximum ratio of 1.5905 shares of KBR Stock per share of Halliburton Stock and the Tender Period was extended to April 2, 2007.

United States Trust Company, National Association (“U.S. Trust”), was engaged to act as an independent fiduciary for the HSF in the Plan to decide whether the HSF should participate in the Exchange Offer and tender any shares of Halliburton Stock held in the Halliburton Stock Fund in exchange for KBR Stock. At the conclusion of the Tender Period, U.S. Trust did not tender any shares held in the HSF of the Plan.

As a result of the completion of separation from KBR, assets of plans sponsored by this former subsidiary were withdrawn from the Master Trust. The total plan assets withdrawn represented approximately 36% of the Master Trust assets as of December 31, 2006.

HALLIBURTON SAVINGS PLAN
EIN: 75-2677995
PLAN #: 145
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006

(a)	(b)	(c)	(d)	(e)
Description of investments, including
	Identity of issue, borrower,	maturity date, rate of interest, collateral,		Current
	lessor, or similar party	par or maturity value	Cost	value
*	State Street Bank and Trust	SSBTC short term investment fund
	Company		**	$4,448

*	Halliburton Company	Investment in net assets of Halliburton
	Employee Benefit	Company Employee Benefit
	Master Trust	Master Trust	**	4,085,161

*	Participant Loans	Loans issued at interest rates between
		5.0% and 9.0%; various maturity dates	**	97,696
$4,187,305

*         Column (a) indicates each identified person/entity known to be a party-in-interest.

**         Cost omitted for participant directed investments.

See accompanying report of independent registered public accounting firm.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Halliburton Company Benefits Committee of the Halliburton Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:                       June 20, 2007

By:  /s/ Michele Mastrean
Michele Mastrean, Chairperson of the
Halliburton Company Benefits Committee